Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

Clarence P. Cazalot presentation at May 24-25 Lehman Brother's client meetings:

[Slide 1] - Except for historical information the material included in this booklet contains forward-looking statements with respect to the timing and completion of various projects or activities. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000 and any subsequent reports on Form 10-Q and Form 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ from those set forth in the forward-looking statements.

[Slide 2] - Corporate Overview
Market Capitalization on April 30, 2001 - $9.8 billion
Year 2000 Statistics
*    Revenues - $34 billion
*    Adjusted Net Income - $1,308 million
*    Net oil production - 207,000 bpd
*    Net gas production - 1.24 bcfpd
*    Refining Capacity - 935,000 bpd
*    Refined product sales - 1.25 million bpd

[Slide 3] - Marathon Group ($MM)
1Q 2001   Income for Reportable Segments*    884
          Reported Income                    500
          Adjusted Net Income                471
          Adjusted Net Income/Share          $1.52
2000      Income for Reportable Segments*    2,846
          Reported Income                    432
          Adjusted Net Income                1,308
          Adjusted Net Income/Share          $4.20
1999      Income for Reportable Segments*    1,290
          Reported Income                    654
          Adjusted Net Income                434
          Adjusted Net Income/Share          $1.40
1998      Income for Reportable Segments*    1,207
          Reported Income                    310
          Adjusted Net Income                321
          Adjusted Net Income/Share          $1.09
1997      Income for Reportable Segments     1,384
          Reported Income                    456
          Adjusted Net Income                635
          Adjusted Net Income/Share          $2.20
1996      Income for Reportable Segments     1,206
          Reported Income                    664
          Adjusted Net Income                529
          Adjusted Net Income/Share          $1.84
* 1998, 1999 & 2000 includes 100% of MAP

[Slide 4] - Marathon Group Adjusted Earnings Per Share
Graph of adjusted earnings per share for first quarter 1999 through first quarter 2001

[Slide 5] - The Value of Integration
Bar chart showing income for reportable segments in MM$ divided between upstream and downstream operations adjusted for special items and MAP minority interest

[Slide 6] - Upstream Net Income Per BOE* ($/BOE)
Ranking   1995 - 6th
          1996 - 2nd
          1997 - 1st
          1998 - 7th
          1999 - 9th
          2000 - 5th
* FASB 69 Results

[Slide 7] - MAP Adjusted Operating Income per Barrel ($/BBL)
Ranking   1995 - 2nd
          1996 - 4th
          1997 - 2nd
          1998 - 2nd
          1999 - 1st
          2000 - 2nd
Data prior to 1998 represents 100% MOC operations

[Slide 8] - Stronger Financial Position
Bar chart and line graph showing Marathon's position for debt to total capital in comparison to average of peer group

[Slide 9] - Investing in Value Growth Projects
Bar chart showing capital expenditures in $ Millions broken up into Exploration, Upstream Capital, Downstream Capital, Other Capital, and Pennaco for 1996 through 2001 with 2001 being a forecast

[Slide 10] - Significantly Increase Value of Marathon
*    Improve Financial/Operating Performance
*    Generate Profitable Future Growth

[Slide 11] - Improving Current Upstream Performance
*    $75MM reduction in Above Field Cost in 2001
       o    WW E&P headcount reduced by 24%
* On track for $50MM savings in Exploration expense and $25MM savings in Procurement cost
*    Continued Portfolio Rationalization
*    Formed a Joint Venture with Kinder Morgan in the Permian Basin
*    Finalized Sakhalin Trade
*    Completed Pennaco Acquisition

[Slide 12] - Generate Profitable Future Growth
*    Successful low-cost exploration
*    Selective acquisitions
*    Secure profitable core areas
*    Utilize technical, commercial & project management skills

[Slide 13] - 2001 Exploration Plan
* Near Term Production in Western Canada, Mid-Continent U.S., Gulf of Mexico and Europe
*    High Impact Activity in Nova Scotia, Gulf of Mexico and Angola

[Slide 14] - Rig Contracts
*    Cajun Express - 18 month contract, 8,500-foot WD
*    Amos Runner - One third interest in a 5-year contract, 6,600-foot WD

[Slide 15] - Recent Near Term Exploration Success
*    Western Canada
*    Gulf Coast
*    Anadarko Basin

[Slide 16] - Anadarko Basin - 2001 Exploitation-Exploration Activity to Date Diagram showing an enlarged picture of the Granite Wash Play Fairway including Marathon acreage

[Slide 17] - Selective Acquisitions - Pennaco Energy Company
*    MOC assumed control February 9, 2001
*    395,000 net acres
*    45 MMCFD current rate
*    More than 600 wells per year
*    2001 exit rate - 90-100 MMCFD

[Slide 18] - North America Gas Growth
Graph showing increased MMCFD from 1993 through 1998, a slight decrease in 1999, and another increase in 2000

[Slide 19] - Five Focus Areas for Future Growth
*    North Africa
*    West and South Africa
*    Middle East
*    Commonwealth of Independent States
*    South and South East Asia

[Slide 20] - Net Production (MBOEPD)
Graph showing actual production for 1997 through 2000 and forecasted production for 2001
Growth Areas
Foinaven
Pennaco
Western Canadian Foothills
Other Business & Development Opportunities

[Slide 21] - MAP's Continued Success
* MAP's ranking is second in 2000 Operating Income per barrel of crude throughput
*    Taking Advantage of Growth Opportunities
*    Strong Refining Position


[Slide 22] - Marathon Ashland Petroleum Operations
Map showing locations of refineries, terminals, pipelines, coastal water terminals, inland water terminals, and exchange sources

[Slide 23] - MAP Growth - SSA and Pilot Corporation Proposed JV
Map showing SSA's current market area, SSA contributed truck stop locations at approximately 110, and Pilot's contributed truck stop locations at approximately 140 totaling approximately 250 locations

[Slide 24] - MAP Growth - Proposed Acquisition of Welsh Convenience Stores Map showing Speedway SuperAmerica LLC Locations, Co. Owned & Dealer Operated Welsh Markets, and Co. Owned & Operated Welsh Markets

[Slide 25] - MAP Growth - Pipeline Expansion
Map showing pipeline expansions and existing MAP Logistics System for Centennial Pipeline and Cardinal Pipeline

[Slide 26] - MAP Growth - Garyville Delayed Coker
*    Projected completion date: Fall 2001

[Slide 27] - Well positioned for growth.
* Differentiate Marathon as an energy solution provider and the partner of choice
* With the technical competence of a Super-Major and the agility of an Entrepreneur
*    With clearly identified opportunities to provide material value